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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                           FOR THE MONTH OF APRIL 2001



                              WILLIS GROUP LIMITED
                 (Translation of registrant's name into English)



                               Ten Trinity Square
                            London EC3P 3AX, England
                    (Address of principal executive offices)



         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F of Form 40-F.)

                           Form 20-F [x] Form 40-F [ ]

         (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                 Yes [ ] No [x]

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)


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5 April 2001


WILLIS GROUP HOLDINGS LIMITED PLANS INITIAL PUBLIC OFFERING OF COMMON STOCK

Willis Group Holdings Limited, an entity formed for the purpose of redomiciling the ultimate parent of the Willis group of companies from the United Kingdom to Bermuda, today announced its intention to make an initial public offering of shares of its common stock and to file a registration statement under the US Securities Act of 1933 in respect of the proposed offering. Willis Group Holdings Limited has been informed that KKR 1996 Fund (Overseas), Limited Partnership, an entity formed by Kohlberg Kravis Roberts and the majority shareholder of Willis Group Holdings Limited, has no intention to sell shares in the proposed offering.

This press release is not an offer to sell, nor a solicitation of an offer to buy any securities. Any offer will be made only by means of a prospectus contained in a registration statement filed with the US Securities and Exchange Commission.


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SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    WILLIS GROUP LIMITED



                                    By: /s/ Mary E. Caiazzo
                                        ----------------------------------------
                                    Mary E. Caiazzo
                                    Assistant Secretary



Date: April 5, 2001